ISSUER FREE WRITING PROSPECTUS NO. 119AA Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated June 29, 2007 Bearish Return Optimization Securities with Partial
Protection Linked to the Hang Seng China Enterprises Index Tactical Solutions for Bearish Markets

Deutsche Bank AG, London Branch

$     Securities Linked to the Hang Seng China Enterprises Index due on or about September 30, 2008

Investment Description

Bearish Return Optimization Securities with Partial Protection linked to an Index (the “Securities”) are designed for investors who want to express a bearish view towards, and potentially hedge their exposure to, the Hang Seng China Enterprises Index (the “Index”). If the Index Ending Level is below the Index Starting Level on the Final Valuation Date, at maturity, you will receive your initial investment plus a positive return equal to the absolute value of the Index Return multiplied by 5, up to the Maximum Gain of between 24.50% and 27.00% (to be determined on the Trade Date). If the Index Ending Level is equal to or greater than the Index Starting Level on the Final Valuation Date, at maturity you will be protected against the first 10% positive return and will lose 1% of your initial investment for each 1% positive return in excess of 10%. You must be willing to risk losing up to 90% of your initial investment.

Features

❑

Enhanced Positive Return in Bearish Markets: You will receive an enhanced positive return on your investment equal to 5 times the percentage decline in the Index if the Index Closing Level on the Final Valuation Date is below the Index Starting Level, subject to a Maximum Gain of between 24.50% and 27.00% (to be determined at the Trade Date).

❑

Partial Protection of Your Initial Investment: Your initial investment will be protected if the Index Return is less than or equal to 10%, and your maximum loss will not exceed 90% of your initial investment under any circumstances.

❑	Express a Bearish View of an Equity Index: The Securities are linked to the Hang Seng China Enterprises Index which is a free-float adjusted market capitalization weighted index.

Key Dates1

Trade Date	July 26, 2007

Settlement Date[2]	July 31, 2007

Final Valuation Date[2]	September 25, 2008

Maturity Date[2]	September 30, 2008

[1]

Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.

[2]	Subject to postponement in the event of a market disruption event and as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement AA.

Security Offering

We are offering Bearish Return Optimization Securities with Partial Protection Linked to the Hang Seng China Enterprises Index. The Securities are our senior unsecured obligations and are offered at a minimum investment of $1,000.

See “Additional Terms Specific to the Securities” in this free writing prospectus. The Securities will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement AA dated June 29, 2007, underlying supplement no. 3 dated March 29, 2007 and this free writing prospectus. See “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement AA for risks related to investing in the Securities.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, product supplement AA dated June 29, 2007 and underlying supplement no. 3 dated March 29, 2007) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the Securities, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement, product supplement AA and underlying supplement no. 3. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$10.00	$0.15	$9.85

Total	$	$	$

(1) For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this free writing prospectus.

UBS Financial Services Inc.	Deutsche Bank Securities

Additional Terms Specific to the Securities

You should read this free writing prospectus, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Securities are a part, and the more detailed information contained in product supplement AA dated June 29, 2007 and underlying supplement no. 3 dated March 29, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying supplement No. 3 dated March 29, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507096269/d424b21.pdf

♦	Product supplement AA dated June 29, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507147377/d424b21.pdf

♦	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, “Securities” refers to the Bearish Return Optimization Securities Linked to the Hang Seng China Enterprises Index that are offered hereby, unless the context otherwise requires.

This free writing prospectus, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The Securities may be suitable for you if:

♦	You believe that the Index Ending Level will close below the Index Starting Level on the Final Valuation Date (and therefore you would receive a positive return on an investment in the Securities).

♦	You are willing to risk losing up to 90% of your initial investment in the Securities and have the Maximum Gain capped at between 24.50% and 27.00% (to be determined on the Trade Date).

♦	You are willing and able to hold the Securities to maturity.

♦	You do not seek current income from this investment.

♦	You do not seek an investment for which there is an active secondary market.

The Securities may not be suitable for you if:

♦	You believe the Index Ending Level will close above the Index Starting Level on the Final Valuation Date.

♦	You are not willing to make an investment in which you could lose up to 90% of your initial investment.

♦	You seek an investment whose return is not capped at a pre-specified Maximum Gain between 24.50% and 27.00% (the actual Maximum Gain will be set on the Trade Date).

♦	You seek current income from your investment.

♦	You seek an investment for which there will be an active secondary market.

♦	You are unwilling or unable to hold the Securities to maturity.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch (Aa1)[1]

Issue Price	$10 per Security

Term	14 months

Payment at Maturity (per $10)

If the Index Return is negative, you will receive a cash payment per $10.00 Security face amount that provides you with a return on your investment, not to exceed the Maximum Gain, equal to the absolute value of the Index Return multiplied by 5. Your final payment per $10.00 Security face amount will be equal to the lesser of:

$10.00 + ($10.00 x absolute value of the Index Return x 5); and

$10.00 + ($10.00 x Maximum Gain)

If the Index Return is between 0% and 10%, you will receive a cash payment of $10.00 per $10.00 Security face amount.

If the Index Return is greater than 10%, for every 1% increase of the Index beyond the 10% Buffer, you will lose an amount equal to 1% of the face amount of your Securities, subject to a minimum return equal to the Protection Percentage. Your final payment per $10.00 Security face amount will be equal to the greater of:

$10.00 x Protection Percentage; and

$10.00 – ($10.00 x (Index Return –10%))

Index Return	Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level	The closing level of the Index on the Trade Date.

Index Ending Level	The closing level of Index on the Final Valuation Date.

Maximum Gain	24.50% – 27.00% (to be determined on the Trade Date).

Multiplier	5

Protection Percentage	10%

CUSIP	25152C 18 9

ISIN	US25152C1898

Determining Payment at Maturity

1 Moody’s Investors Service Ltd has assigned a rating of Aa1 to notes, such as the Securities offered hereby, issued by Deutsche Bank AG’s Global Notes    Program, Series A.

Scenario Analysis and Hypothetical Examples of Payment at Maturity

The following scenario analysis and examples assume an Index Starting Level of 12050.00 and a Maximum Gain of 25.75%. The actual Index Starting Level and Maximum Gain will be set on the Trade Date.

Example 1 – The Index Return decreases by 5% from an Index Starting Level of 12050.00 to an Index Ending Level of 11447.50. Because the Index Ending Level of 11447.50 is less than the Index Starting Level of 12050.00, the Index Return is negative and calculated as follows:

Index Return = (11447.50 - 12050.00)/12050.00 = -5%

Because the Index Return is equal to -5%, the payment at maturity is equal to $12.50 per $10.00 Security, calculated as follows:

Payment at maturity per $10.00 Security	= $10.00 + ($10.00 x absolute value of Index Return x Multiplier)
= $10.00 + ($10.00 x 5% x 5)
= $12.50

Example 2 – The Index Return decreases by 15% from an Index Starting Level of 12050.00 to an Index Ending Level of 10242.50. Because the Index Ending Level of 10242.50 is less than the Index Starting Level of 12050.00, the Index Return is negative and calculated as follows:

Index Return = (10242.50 -12050.00)/12050.00 = -15%

Because the Index Return is equal to -15%, and the product of the Multiplier and the absolute value of the Index Return exceeds the Maximum Gain, the payment at maturity is equal to $12.58 per $10.00 Security, calculated as follows:

Payment at maturity per $10.00 Security	= $10.00 + ($10.00 x Maximum Gain)
= $10.00 + ($10.00 x 25.75%)
= $12.58

Example 3 – The Index Return increases by 5% from an Index Starting Level of 12050.00 to an Index Ending Level of 12652.50. Because the Index Ending Level of 12652.50 is greater than the Index Starting Level of 12050.00, the Index Return is positive and calculated as follows:

Index Return = (12652.50 - 12050.00)/12050.00 = 5%

Because the Index Return is equal to 5%, and does not exceed the Buffer, the payment at maturity is equal to $10.00 per $10.00 Security.

Example 4 – The Index Return increases by 15% from an Index Starting Level of 12050.00 to an Index Ending Level of 13857.50. Because the Index Ending Level of 13857.50 is greater than the Index Starting Level of 12050.00, the Index Return is positive and calculated as follows:

Index Return = (13857.50 - 12050.00)/12050.00 = 15%

Because the Index Return is equal to 15% which exceeds the Buffer, the payment at maturity is equal to $9.50 per $10.00 Security, calculated as follows:

Payment at maturity per $10.00 Security	= $10.00 - ($10.00 x (Index Return - Buffer))
= $10.00 + ($10.00 x (15% - 10%))
= $9.50

Example 5 – The Index Return increases by 105% from an Index Starting Level of 12050.00 to an Index Ending Level of 24702.50. Because the Index Ending Level of 24702.50 is greater than the Index Starting Level of 12050.00, the Index Return is positive and calculated as follows:

Index Return = (24702.50 - 12050.00)/12050.00 = 105%

Because the Index Return is equal to 105%, which exceeds the Buffer and results in a return less than the Protection Percentage, the payment at maturity, reflecting the minimum return equal to the Protection Percentage, is equal to $1.00 per $10.00 Security, calculated as follows:

Payment at maturity per $10.00 Security	= $10.00 x Protection Percentage
= $10.00 x 10%
= $1.00

What are the tax consequences of the Securities?

You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Subject to the limitations described therein, although the tax consequences of an investment in the Securities are uncertain, we believe the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Assuming this treatment is respected, your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or the courts will agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you may refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal income tax consequences of investing in the Securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in a short position in the Index. Some of the risks that apply to the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦

You May Lose Up to 90% of Your Initial Investment – The Securities do not guarantee any return of your initial investment in excess of $1.00 per $10.00 Security face amount. If the Index Ending Level is greater than the Index Starting Level by more than 10%, for every 1% increase of the Index Ending Level over the Index Starting Level beyond 10% you will lose 1% of your initial investment; provided, however, that you will not receive less than $1.00 per $10.00 Security face amount at maturity.

♦

Partial Protection of Your Initial Investment Applies Only if You Hold the Securities to Maturity – You should be willing to hold your Securities to maturity. If you sell your Securities prior to maturity in the secondary market, you may have to sell them at a discount, and you will not have partial protection to the extent of 10% of your initial investment if the Index appreciates by more than the Buffer.

♦

We Cannot Provide You Any Assurance that the Index Return Will be Negative Such that the Return on the Securities Will be Positive – While the Securities are structured to provide enhanced returns in a negative-return environment, we cannot assure you that the Index will decline in value during the term of the Securities. If the Index Return is positive and greater than 10%, you will lose some of your initial investment at maturity.

♦

The Maximum Return on the Securities Is Limited to the Maximum Gain – Your appreciation potential is limited to the Maximum Gain of between 24.50% and 27.00% (to be determined on the Trade Date). You will not benefit from any leveraged decline in the level of the Index that would result in a return on the Securities greater than the Maximum Gain.

♦

No Periodic Coupon Payments, Dividend Payments or Voting Rights – As a holder of the Securities, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Securities Prior to Maturity – While the payment at maturity described in this free writing prospectus is based on the full face amount of your Securities, the original issue price of the Securities includes the agents’ commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold the Securities to maturity.

♦

The Index Return for the Securities Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect the Index – The value of your Securities will not be adjusted for exchange rate fluctuations between the U.S. dollar and foreign currencies, if any, in which any of the component stocks underlying the Index are traded. Therefore, if the relevant currencies appreciate or depreciate relative to the U.S. dollar over the term of the Securities, you will not receive any additional payment or incur any reduction in your return at maturity.

♦

Lack of Liquidity – The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the Securities in the secondary market but is not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the Securities.

♦

Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that May Be Inconsistent with Investing in or Holding the Securities. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index to which the Securities are Linked or the Value of the Securities – We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. We, our affiliates and agents may publish research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Index to which the Securities are linked.

♦

Many Economic and Market Factors Will Impact the Value of the Securities – In addition to the level of the Index on any day, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the Index; the time to maturity of the Securities; the market prices and dividend rates on the component stocks underlying the Index; interest and yield rates in the market generally and in the markets of the component stocks underlying the Index; a variety of economic, financial, political, regulatory or judicial events; the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies in which the component stocks underlying the Index are based; supply and demand for the Securities; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦

Non-U.S. Securities Markets Risks – The stocks included in the Hang Seng China Enterprises Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile than those of the U.S. domestic market and given the current geopolitical environment, may be subject to different political, market, economic, exchange rate, regulatory and other risks. This impact of these risks on the performance of the Index may have an adverse effect on the value of the Securities.

♦

Uncertain Tax Treatment – Significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in this free writing prospectus or in the accompanying product supplement.

The Hang Seng China Enterprises Index

The Hang Seng China Enterprises Index is compiled, published and managed by HSI Services Limited, a wholly-owned subsidiary of the Hang Seng Bank. As discussed more fully in underlying supplement no. 3 under the heading “The Hang Seng China Enterprises Index,” the Hang Seng China Enterprises Index is a free-float adjusted market capitalization weighted index comprised of H-shares, which are Hong Kong listed shares, of Chinese state-owned enterprises (“H-share companies”). The Hang Seng China Enterprises Index is reviewed semi-annually, at the same time as the Hang Seng Composite Index (the “HSCI Index”), and the Hang Seng China Enterprises Index is comprised of only those H-share companies that are included in the HSCI Index. The H-share companies that join or leave the HSCI Index are automatically included in or excluded from the Hang Seng China Enterprises Index. As of March 12, 2007, the Hang Seng China Enterprises Index consisted of forty-one (41) companies.

You can obtain the level of the Hang Seng China Enterprises Index at any time from the Bloomberg Financial Markets page “HSCEI <Index> <GO>“ or from the HSI Services website at www.hsi.com.hk.

The graph below illustrates the performance of the Hang Seng China Enterprises Index from June 27, 1997 to June 28, 2007. The historical levels of the Hang Seng China Enterprises Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Hang Seng China Enterprises Index closing level on June 28, 2007 was 12050.00.

The information on the Hang Seng China Enterprises Index provided in this free writing prospectus should be read together with the discussion under the heading “The Hang Seng China Enterprises Index” in underlying supplement no. 3. Information contained in the HSI Services website and Bloomberg Financial Markets page referenced above is not incorporated by reference herein.

Supplemental Underwriting Information

UBS Financial Services Inc. and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.15 per $10.00 security. See “Underwriting” in accompanying product supplement AA. UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at a price not in excess of the price indicated on the cover of this free writing prospectus.